UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________

FORM SD
Specialized Disclosure Report
_______________________

Diebold Nixdorf, Incorporated
(Exact name of registrant as specified in its charter)

Delaware	1-4879	34-0183970

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Orchard Avenue NE, North Canton, OH		44720-2556

(Address of principal executive offices)		(Zip Code)

Susan Malcolm, Vice President, Chief Ethics and Compliance Officer (330) 490-4000

(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Diebold Nixdorf, Incorporated (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025.

The brief description of the Company’s reasonable country of origin inquiry (“RCOI”), the results of its RCOI, and the determination the Company reached as a result of its RCOI are included in its Conflict Minerals Report, attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.dieboldnixdorf.com/en-us/about-us/esg. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit
Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Diebold Nixdorf, Incorporated

May 29, 2026	By:	/s/ Elizabeth C. Radigan
		Name:	Elizabeth C. Radigan
		Title:	Executive Vice President, Chief Administrative Officer and Secretary